Exhibit (h)(35)

EXPENSE LIMITATION AGREEMENT

This EXPENSE LIMITATION AGREEMENT (the “Agreement”) is between MML Investment Advisers, LLC, a Delaware limited liability company (the “Manager”), and MassMutual Advantage Funds, a Massachusetts business trust (the “Trust”), effective as of the 13th day of July, 2023.

WHEREAS, the Trust is an open-end management investment company registered as such with the Securities and Exchange Commission (the “SEC”) pursuant to the Investment Company Act of 1940, as amended;

WHEREAS, MassMutual Global Floating Rate Fund and MassMutual Global Credit Income Opportunities Fund (each a “Fund” and together, the “Funds”) are each a series of the Trust;

WHEREAS, the Manager is an investment adviser registered with the SEC as such under the Investment Advisers Act of 1940, as amended;

WHEREAS, the Trust has appointed the Manager as its investment manager for the Funds and the Manager has agreed to act in such capacity upon the terms set forth in the relevant Investment Management Agreement; and

WHEREAS, upon mutual consent of the Board of Trustees of the Trust on behalf of the Funds and the Manager, this Agreement supersedes and replaces, with respect to these Funds only, the Expense Limitation Agreement dated February 1, 2023;

NOW THEREFORE, the Trust and the Manager hereby agree as follows and this agreement can only be terminated by mutual consent of the Board of Trustees of the Trust on behalf of a Fund and the Manager:

1.	Expense Limitation

The Manager agrees to

(i)	cap the fees and expenses of the MassMutual Global Floating Rate Fund (other than extraordinary legal and other expenses, Acquired Fund Fees and Expenses, interest expense, expenses related to borrowings (with the exception of interest and borrowing expenses related to the Fund’s dedicated line of credit), securities lending, leverage, taxes, and brokerage, short sale dividend and loan expense, or other non-recurring or unusual expenses such as organizational expenses and shareholder meeting expenses, as applicable) through January 31, 2025, to the extent that Total Annual Fund Operating Expenses after Expense Reimbursement would otherwise exceed 0.75%, 0.75%, 1.00%, and 1.75% for Classes I, Y, L, and C, respectively; and

(ii)	cap the fees and expenses of the MassMutual Global Credit Income Opportunities Fund (other than extraordinary legal and other expenses, Acquired Fund Fees and Expenses, interest expense, expenses related to borrowings (with the exception of interest and borrowing expenses related to the Fund’s dedicated line of credit), securities lending, leverage, taxes, and brokerage, short sale dividend and loan expense, or other non-recurring or unusual expenses such as organizational expenses and shareholder meeting expenses, as applicable) through January 31, 2025, to the extent that Total Annual Fund Operating Expenses after Expense Reimbursement would otherwise exceed 0.85%, 0.90%, 1.16%, and 1.95% for Classes I, Y, L, and C, respectively.

that Total Annual Fund Operating Expenses after Expense Reimbursement would otherwise exceed 0.85%, 0.90%, 1.16%, and 1.95% for Classes I, Y, L, and C, respectively.

IN WITNESS WHEREOF, the Trust and the Manager have caused this Agreement to be executed on the 30th day of June, 2023.

MML INVESTMENT ADVISERS, LLC

By:	/s/Douglas Steele
Douglas Steele, Vice President

MASSMUTUAL ADVANTAGE FUNDS
on behalf of the Funds

By:	/s/ Renee Hitchcock
Renee Hitchcock, CFO and Treasurer